                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                              NORTH COUNTY BANCORP
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    65881000
            -------------------------------------------------------
                                 (CUSIP Number)

                         RICHARD J. PERRY JR., ESQUIRE
                        LEVI PERRY SIMMONS & LOOTS, P.C.
                     805 FIFTEENTH STREET, N.W., SUITE 1101
                             WASHINGTON, D.C. 20005
                              TEL: (202) 326-8602
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 JULY 22, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject if this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___ .

Check the following box if a fee is being paid with this statement. ___ A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item (1); and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.

- ------------------------------------------------------------------------------------------------------------------------------------
                CUSIP NUMBER   65881000                               PAGE    2      OF  18    PAGES
                              ---------                                    ---------    ------
- ------------------------------------------------------------------------------------------------------------------------------------
      1.      NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Financial Institution Partners, L.P. / 52-1899611
- ------------------------------------------------------------------------------------------------------------------------------------
      2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a) ____
                                                                                                                            (b) ____
- ------------------------------------------------------------------------------------------------------------------------------------
      3.      SOURCE OF FUNDS

              WC
- ------------------------------------------------------------------------------------------------------------------------------------
      4.      IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) & 2(e)

              NO
- ------------------------------------------------------------------------------------------------------------------------------------
      5.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- ------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF        6.      SOLE VOTING POWER
    SHARES
   OWNED BY     --------------------------------------------------------------------------------------------------------------------
     EACH
  REPORTING        7.      SHARED VOTING POWER
 PERSON WITH
                           244,145 SHARES
                --------------------------------------------------------------------------------------------------------------------
                   8.      SOLE DISPOSITIVE POWER

                --------------------------------------------------------------------------------------------------------------------
                   9.      SHARED DISPOSITIVE POWER

                           244,145 SHARES
- ------------------------------------------------------------------------------------------------------------------------------------
 10.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              244,145 SHARES
- ------------------------------------------------------------------------------------------------------------------------------------
 11.          DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
              No
- ------------------------------------------------------------------------------------------------------------------------------------
 12.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

              12.9%
- ------------------------------------------------------------------------------------------------------------------------------------
 13.          TYPE OF REPORTING PERSON

              PN
- ------------------------------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------------
                CUSIP NUMBER   65881000                               PAGE    3      OF  18    PAGES
                              ---------                                    ---------    ------
- ------------------------------------------------------------------------------------------------------------------------------------
      1.      NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Hovde Capital, Inc./ 52-1891904
- ------------------------------------------------------------------------------------------------------------------------------------
      2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a) ____
                                                                                                                            (b) ____

- ------------------------------------------------------------------------------------------------------------------------------------
      3.      SOURCE OF FUNDS

              AF
- ------------------------------------------------------------------------------------------------------------------------------------
      4.      IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) & 2(e)

              NO
- ------------------------------------------------------------------------------------------------------------------------------------
      5.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- ------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF        6.      SOLE VOTING POWER
    SHARES
   OWNED BY     --------------------------------------------------------------------------------------------------------------------
     EACH          7.      SHARED VOTING POWER
  REPORTING
 PERSON WITH               244,145 SHARES
                --------------------------------------------------------------------------------------------------------------------
                   8.      SOLE DISPOSITIVE POWER

                --------------------------------------------------------------------------------------------------------------------
                   9.      SHARED DISPOSITIVE POWER

                           244,145 SHARES
- ------------------------------------------------------------------------------------------------------------------------------------
 10.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              244,145 SHARES
- ------------------------------------------------------------------------------------------------------------------------------------
 11.          DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
              NO
- ------------------------------------------------------------------------------------------------------------------------------------
 12.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

              12.9%
- ------------------------------------------------------------------------------------------------------------------------------------
 13.          TYPE OF REPORTING PERSON

              CO
- ------------------------------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------------
                CUSIP NUMBER   65881000                               PAGE    4      OF  18    PAGES
                              ---------                                    ---------    ------
- ------------------------------------------------------------------------------------------------------------------------------------
      1.      NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Eric D. Hovde\ S.S. # ###-##-####
- ------------------------------------------------------------------------------------------------------------------------------------
      2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a) ____
                                                                                                                            (b) ____
- ------------------------------------------------------------------------------------------------------------------------------------
      3.      SOURCE OF FUNDS

              AF, PF
- ------------------------------------------------------------------------------------------------------------------------------------
      4.      IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) & 2(e)

              NO
- ------------------------------------------------------------------------------------------------------------------------------------
      5.      CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
- ------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF        6.      SOLE VOTING POWER
    SHARES
   OWNED BY                3,397 SHARES
     EACH       --------------------------------------------------------------------------------------------------------------------
  REPORTING        7.      SHARED VOTING POWER
 PERSON WITH
                           244,145 SHARES
                --------------------------------------------------------------------------------------------------------------------
                   8.      SOLE DISPOSITIVE POWER

                           3,397 SHARES
                --------------------------------------------------------------------------------------------------------------------
                   9.      SHARED DISPOSITIVE POWER

                           244,145 SHARES
- ------------------------------------------------------------------------------------------------------------------------------------
 10.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              247,542 SHARES
- ------------------------------------------------------------------------------------------------------------------------------------
 11.          DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
              NO
- ------------------------------------------------------------------------------------------------------------------------------------
 12.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

              13.1%
- ------------------------------------------------------------------------------------------------------------------------------------
 13.          TYPE OF REPORTING PERSON

              IN
- ------------------------------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------------
                CUSIP NUMBER   65881000                               PAGE    5      OF  18    PAGES
                              ---------                                    ---------    ------
- ------------------------------------------------------------------------------------------------------------------------------------
      1.      NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Steven D. Hovde/ S.S. # ###-##-####
- ------------------------------------------------------------------------------------------------------------------------------------
      2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a) ____
                                                                                                                            (b) ____
- ------------------------------------------------------------------------------------------------------------------------------------
      3.      SOURCE OF FUNDS

              AF, PF
- ------------------------------------------------------------------------------------------------------------------------------------
      4.      IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) & 2(e)

              NO
- ------------------------------------------------------------------------------------------------------------------------------------
      5.      CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
- ------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF        6.      SOLE VOTING POWER
   SHARES
  OWNED BY      --------------------------------------------------------------------------------------------------------------------
    EACH           7.      SHARED VOTING POWER
 REPORTING
PERSON WITH                244,212 SHARES
                --------------------------------------------------------------------------------------------------------------------
                   8.      SOLE DISPOSITIVE POWER

                --------------------------------------------------------------------------------------------------------------------
                   9.      SHARED DISPOSITIVE POWER

                           244,212 SHARES
- ------------------------------------------------------------------------------------------------------------------------------------
 10.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              244,212 SHARES
- ------------------------------------------------------------------------------------------------------------------------------------
 11.          DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
              NO
- ------------------------------------------------------------------------------------------------------------------------------------
 12.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

              13.0%
- ------------------------------------------------------------------------------------------------------------------------------------
 13.          TYPE OF REPORTING PERSON

              IN
- ------------------------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The class of security to which this statement relates is the common stock, no par value (the "Shares"), of North County Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 444
S. Escondido Boulevard, Escondido, California, 92025.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this statement are Financial Institution Partners, L.P. (the "Limited Partnership") Hovde Capital, Inc., Eric D. Hovde and Steven
D. Hovde, who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware general business corporation, is the general partner (the "General Partner") of the Limited Partnership. Eric D. Hovde and Steven D. Hovde are controlling shareholders of Hovde Capital, Inc.

         Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner. The General Partner controls the Limited Partnership.

         None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

         (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares. In connection with the negotiated private placement of the initial 177,188 shares of the Common Stock to the Limited Partnership and the General Partner by the Issuer as herein reported, the Issuer granted the Limited Partnership and the General Partner a right of first refusal, in the event shares of the Common Stock or other voting securities (including securities convertible into voting securities) are offered by the Issuer other than in the initial private placement to the Limited Partnership and the General Partner, to purchase at least a sufficient number of such securities in any such offering as may be necessary to maintain the Limited Partnership's and the General Partner's then beneficial ownership interest in the Common Stock immediately prior to such offering. See paragraph 8(b) at pages 9 and 10 of Exhibit B at Item 7 incorporated herein by reference.

         In light of the rights of first refusal granted to the Limited Partnership and the General Partner by the Issuers as described above and to insure that the Reporting Persons will remain in compliance with applicable bank regulatory requirements in the event any additional Shares are acquired by the Reporting Persons:

                 (i) the Reporting Persons and the Federal Reserve Bank of San Francisco (the "Reserve Bank") agreed to certain non-control commitments (see Exhibit C at Item 7 hereof incorporated herein by reference) with respect to the Issuer customarily agreed to in order to insure that the Reporting Persons would not be deemed to control the Issuer for purposes of the Bank Holding Company Act in the event the Reporting Persons acquired ownership of ten percent (10%) but less than twenty-five percent (25%) of the Common Stock; and

                 (ii) inasmuch as the Reporting Persons remain subject to the requirements of the Change in Bank Control Act (12 U.S.C. Section 1817(j)) (the "Control Act") and
                          section 225.41(b)(2) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R.
                          Section 225.41(b)(2), the Limited Partnership and the General Partner filed with the Reserve Bank and the Superintendent of Banks of the California Banking Department, a Notice of Change in Bank Control with respect to the Issuer as required by Regulation Y; approvals were granted on December 14, 1995 and February 22, 1996, respectively.

         (b)  None.

         (c)  None.

         (d)  None.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of July 29, 1996 information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 1,885,545 Shares outstanding as of that date) as to each of the Reporting Persons.

         (c)  None.

         (d)  None.

         (e)  Not applicable.

         Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See response to Item 4 hereof.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit A -      Consent Agreement pursuant to 17 C.F.R.Section
                          13d-1(f)(1).

         Exhibit B -      Letter Agreement dated August 8, 1995 between Issuer
                          and the Limited Partnership incorporated herein by reference from Schedule 13D dated September 5, 1995 filed by the Limited Partnership and the General
                          Partner.

         Exhibit C -      Non-Control Commitments Agreed to by the Reporting
                          Persons and the Federal Reserve Bank of San Francisco incorporated herein by reference from Schedule 13D dated September 5, 1995 filed by the Limited
                          Partnership and the General Partner.

SCHEDULE 1

INFORMATION RELATING TO REPORTING PERSONS

                                                            PRINCIPAL BUSINESS AND
                                                            ADDRESS OF PRINCIPAL BUSINESS
         NAME                                               OR PRINCIPAL OFFICE
         ----                                               ----------------------------
Financial Institution Partners, L.P.                        Limited partnership formed to make
                                                            investments primarily in equity
                                                            securities of financial institutions
                                                            1110 Lake Cook Road, Suite 165
                                                            Buffalo Grove, IL 60089
                                                            Organized: State of Delaware

Hovde Capital, Inc.                                         General business corporation formed
                                                            to serve as the general partner of
                                                            the Limited Partnership
                                                            1110 Lake Cook Road, Suite 165
                                                            Buffalo Grove, IL 60089
                                                            Incorporated: State of Delaware


Eric D. Hovde                                               Investment Banker
                                                            1826 Jefferson Place, NW
                                                            Washington, DC 20036

Steven D. Hovde                                             Investment Banker
                                                            1110 Lake Cook Road, Suite 165
                                                            Buffalo Grove, IL 60089

INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING PERSONS

                     NAME                                PRINCIPAL OCCUPATION
                   ADDRESS                                  BUSINESS ADDRESS                         CITIZENSHIP
                 -----------                             -----------------------                ---------------------
                 Steven D. Hovde                         Investment banker                               U.S.
                 1110 Lake Cook Road                     Hovde Financial, Inc.
                 Suite 165                               1110 Lake Cook Road
                 Buffalo Grove, IL 60089                 Suite 165
                                                         Buffalo Grove, IL 60089
                                                         Investment banking firm

                 Eric D. Hovde                           Investment banker                               U.S.
                 1826 Jefferson Place, N.W.              Hovde Financial, Inc.
                 Washington, D. C.  20036                1826 Jefferson Place, N.W.
                                                         Washington, D. C.  20036
                                                         Investment banking firm

                 Braddock J. LaGrua                      Investment banker                               U.S.
                 1826 Jefferson Place, N.W.              Hovde Financial, Inc.
                 Washington, D. C.  20036                1826 Jefferson Place, N.W.
                                                         Washington, D. C.  20036
                                                         Investment banking firm

SCHEDULE 2

         The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                                                                      AMOUNT
                                                   TOTAL                              ORIGINALLY FINANCED/          SOURCE OF
                 NAME                              CONSIDERATION                      CURRENT BALANCE               FUNDS *
                 ----                              -------------                      ---------------               ---------
                 Financial Institution             $1,898,959.81                      $207,492.72/                  Working Capital/
                 Partners, L.P.                                                       $207,492.72                   Margin Account

                 Hovde Capital, Inc.               $1,898,959.81                      $207,492.72/                  Working Capital
                                                                                      $207,492.72                   of Affiliate
                                                                                                                    including Margin
                 Eric D. Hovde                     $  32,070.80                       $10,376.90/                   Account

                 Steven D. Hovde                   $      605.53                      $10,376.90                    Personal Funds
                                                                                                                    Margin Account
                                                                                                                    Personal Funds

- -----------------------------------------

* $194,520.97 was financed by a line of credit at Harris Trust at federal funds +5/8; $12,971.75 was financed utilizing existing margin equity at Alex Brown bearing an interest rate of 8 1/8%.


** 10,376.90 was financed utilizing existing margin Equity and Ryan Lee bearing an interest rate of 8%.

                                   SCHEDULE 3

         The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.



                                                                                                  APPROXIMATE
                 NAME                                    NUMBER OF SHARES                         PERCENTAGE
                 ----                                    ----------------                         -----------
                 Financial Institution                          244,145                               12.9%
                 Partners, L.P.

                 Hovde Capital, Inc.                            244,145                               12.9%

                 Eric D. Hovde                                  247,542                               13.1%

                 Steven D. Hovde                                244,212                               13.0%

                                   SCHEDULE 4


DESCRIPTION OF TRANSACTIONS IN SHARES EFFECTED WITHIN 60 DAYS

The Reporting Persons effected the following transactions in the Shares within sixty (60) days of July 29, 1996:

                   TRANSACTION               AMOUNT OF             TRANSACTION                                    TRANSACTION
                      DATE                    SHARES                  PRICE                 BROKER                    TYPE
                 ---------------         ---------------         ----------------       ---------------          -------------
                     07/02/96                 1,655                   $10.5                 Western*                  Buy
                     07/11/96                  1000                  $10.375                Western*                  Buy
                     07/15/96                  2500                  $10.375                Torrey**                  Buy
                     07/16/96                 2,000                  $10.375             Hoefer & Arnett              Buy
                     07/22/96                35,252                  $10.750             Private/ None                Buy
                     07/23/96                  1000                  $10.625                Western*                  Buy

- -------------------------
        * Western Financial Corporation
        ** Torrey Pines Securities

                                 EXHIBIT INDEX


Exhibit A -       Consent Agreement pursuant to 17 C.F.R.Section 13d-1(f)(1).

Exhibit B -      Letter Agreement dated August 8, 1995 between Issuer and the
                 Limited Partnership incorporated herein by reference from
                 Schedule 13D dated September 5, 1995 filed by the Limited
                 Partnership and the General Partner.

Exhibit C -      Non-Control Commitments Agreed to by the reporting Persons and the Federal Reserve Bank of San Francisco incorporated herein by reference from Schedule 13D dated September 5, 1995 filed by the Limited Partnership and the General Partner.

EXHIBIT A


          Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)


        Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.


                                   FINANCIAL INSTITUTION PARTNERS, L.P.,
                                   by its General Partner, HOVDE CAPITAL, INC.

                                   By:   /s/ Steven D. Hovde
                                   Its:  Chairman and Chief Executive Officer


                                   HOVDE CAPITAL, INC.

                                   By:   /s/ Steven D. Hovde
                                   Its:  Chairman and Chief Executive Officer


                                   STEVEN D. HOVDE

                                   /s/ Steven D. Hovde


                                   ERIC D. HOVDE

                                   /s/ Eric D. Hovde